February 12, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mr. Matthew Crispino, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Voltari Corporation

Registration Statement on Form S-1

Filed January 30, 2015

File No. 333-201762

Ladies and Gentlemen:

This letter is in response to your letter of comment dated February 10, 2015, relating to the above-referenced Registration Statement on Form S-1(the “Registration Statement”), as filed by the Voltari Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”) on January 30, 2015. The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies of the Amendment.

The Company respectfully submits the following response with respect to the comment contained in the February 10, 2015 letter. For ease of reference, the Staff’s comment is set forth in bold type immediately before the corresponding response submitted by the Company.

General.

1.	In your next amendment, please provide all of the information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act. We note, for example, that the summary compensation table on page 99, the directors’ compensation table on page 110 and the beneficial ownership table on page 111 are incomplete.

Company Response. The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 to include all information other than information omitted pursuant to Rule 430A of the Securities Act of 1933, as amended.

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The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

Please do not hesitate to contact the undersigned at (646) 561-5695 or the Company’s legal counsel, Samuel P. Williams or James Bedar of Brown Rudnick LLP, at (617) 856-8353 or (617) 856-8167, respectively, to discuss any of the matters discussed in this letter.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

February 12, 2015

Very Truly Yours,

VOLTARI CORPORATION

/s/ Richard Sadowsky
Richard Sadowsky
Acting Chief Executive Officer

cc:	Samuel P. Williams, Esq., Brown Rudnick LLP

James Bedar, Esq., Brown Rudnick LLP

Mark P. Sherman, SEC Staff

Barbara C. Jacobs, SEC Staff